Exhibit 21

List of Subsidiaries of Majesco

Name	State/Country of Organization or Incorporation
Cover-All Systems, Inc.	Delaware
Majesco Canada Ltd.	Canada
Majesco Sdn. Bhd.	Malaysia
Majesco Asia Pacific Pte. Ltd.	Singapore
Majesco Software and Solutions Inc.	New York
Majesco Software and Solutions India Private Limited	India
Majesco (Thailand) Co., Ltd.	Thailand
Majesco UK Limited	United Kingdom
Exaxe Holdings Limited	Ireland